Exhibit 12.1

STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

MANPOWERGROUP INC.
(in millions)

	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$737.3	$701.3	$660.7	$681.6	$475.5
Fixed charges	95.6	93.0	118.4	133.6	159.7
	$832.9	$794.3	$779.1	$815.2	$635.2
Fixed charges:
Interest (expensed or capitalized)	$38.5	$38.1	$38.6	$35.1	$43.2
Estimated interest portion of rent expense	57.1	54.9	79.8	98.5	116.5
	$95.6	$93.0	$118.4	$133.6	$159.7
Ratio of earnings to fixed charges	8.7	8.5	6.6	6.1	4.0

Note:
The calculation of ratio of earnings to fixed charges set forth above is in accordance with Regulation S-K, Item 601(b)(12). This calculation is different than the fixed charge ratio that is required by our various borrowing facilities.